BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997

Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Rohm & Haas Company


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali



Enclosures



            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                    (Amendment No. 2  )*

                    Rohm & Haas Company
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $2.50)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         775371107
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 775371107                     Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various employee benefit plans and investment advisor.
  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER          495,411 shares

  SHARES

BENEFICIALLY   6. SHARED VOTING POWER               0 shares

 OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER      879,197 shares

REPORTING

  PERSON       8. SHARED DISPOSITIVE POWER        600 shares

  WITH

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
                    879,797 shares



CUSIP No. 775371107                     Page 3 of 8 Pages

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    1.4%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Securities -





























CUSIP No. 775371107                     Page 4 of 8 Pages


              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE "BANK") IS, FOR THE PURPOSE OF SECTION 13(g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET    FORTH
IN ITEM 4(a)(ii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Rohm & Haas Company

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             Independence Mall West
             Philadelphia, PA  19105

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its
wholly-owned subsidiaries, Bankers Trust
Company, as Trustee for various employee benefit plans and investment advisor, and BT
Securities, Inc.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation, Bankers
Trust Company, as Trustee for various employee
benefit plans and investment advisor, and BT
Securities are corporations incorporated in the
State of New York with their principal business
offices located in New York
CUSIP No. 775371107                     Page 5 of 8 Pages


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $2.50) of Rohm & Haas
Company, a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             775371107

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

             For BT Securities, Inc.

      (a)    [X] Broker or dealer registered under Section
15 of the Act.


Item 4       OWNERSHIP:

          As of December 31, 1996

      (a)    Amount Beneficially Owned:

      (i)      Bankers Trust Company          878,397 shares
               BT Securities                    1,400 shares
                                              879,797 shares

      (ii)  Bankers Trust Company was also the record owner
of 4,938,911 shares held by the Bank as Trustee          of
the Rohm & Haas Co. LESOP Savings Plan (the
"Plan") with respect to which the bank disclaims
beneficial ownership.
CUSIP No. 775371107                     Page 6 of 8 Pages

           The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all

           stockholders' meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts and unvoted shares.
Since, in the view of Bankers Trust New York
Corporation and Bankers Trust Company, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, Bankers Trust New York Corporation and Bankers Trust Company hereby disclaim beneficial ownership of such securities.

      (b)  Percent of Class:

             The common stock described in Item 4(a) above as to beneficial ownership is acknowledged constitutes of:

               Bankers Trust Company          1.4%
               BT Securities                  0.0%
                                              1.4%


               The Common Stock as to which Bankers
               Trust Company disclaims beneficial ownership constitutes 7.7% of the Issuer's outstanding
Common Stock.

        (c)  Number of shares as to which the Bank has:
        (i)  sole power to vote or to direct the
               vote -
               Bankers Trust Company          494,011 shares
               BT Securities                    1,400 shares
                                              495,411 shares



       (ii)  shared power to vote or to direct the
               vote -
               Bankers Trust Company                0 shares
               BT Securities                        0 shares
                                                    0 shares

      (iii)  sole power to dispose or to direct the
               disposition of -
               Bankers Trust Company          877,797 shares
               BT Securities                    1,400 shares
                                              879,197 shares

       (iv)  shared power to dispose or to direct the
               disposition of -
               Bankers Trust Company                0 shares
               BT Securities                      600 shares
                                                  600 shares

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             The Issuer's Plan, and various employee benefit plan for which the Bank serves as Trustee have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.




CUSIP No. 775371107                     Page 7 of 8 Pages


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


CUSIP No. 775371107                     Page 8 of 8 Pages


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various employee benefit plans.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company